Ms. Jan Woo

Brach Chief – Legal

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.20549

June 27, 2017

Re:	UNATION, LLC
Offering Statement on Form 1-A
File No. 024-10647

Dear Ms. Woo:

On behalf of UNATION, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on June 30, 2017, or as soon thereafter as is practicable.

Sincerely,

UNATION, LLC

/s/John Bartoletta

John Bartoletta, Chief Executive Officer

Cc: Andrew Stephenson

KHLK LLP